

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

Via E-mail
Mr. Jeff Lupinacci
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

    Re: Iconix Brand Group, Inc.
             Form 10-K for the Year Ended December 31, 2013
             Filed February 27, 2014
             Response dated December 26, 2014
             File No. 001-10593

Dear Mr. Lupinacci:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 45
Note 1. Summary of Significant Accounting Polices, page 69
Goodwill and Other Intangibles, page 72

1.   We note your response to comment one from our letter dated December 15, 2014. Please further explain to us the following:

    • Clarify how the divisions' budgeted revenues <u>and</u> expenses (data used in determining budgeted EBITDA) compared to actual amounts are reviewed by the CODM to assess division performance throughout the year, and to annually assess the performance of division executives. In connection with this, describe the level of such information the CODM receives in weekly status reports from the division executives and in the performance reporting package reviewed by the CODM "typically on a monthly basis." If the CODM does not receive performance data related to actual expenses at the division level, explain the rationale therefor.

- Tell us when and how the CODM is informed of budget variances and describe to us the nature of the communications to address budget variances, including the frequency of, level of detail discussed and parties involved in those communications.

- Identify the person(s) who approve mid-year or intra-period changes in division budgets, and the level at which those changes are proposed and approved.

- Describe the relationship between the various brands/licenses and the Company's divisions by providing us a chart that identifies the brands and licenses for each division.

- Explain the rationale for awarding performance-based compensation to the women's brands and men's brands executives based on their budgeted amounts rather than actual results achieved by their respective divisions.

- Explain why all division executives earn a discretionary bonus except for the president of the men's brands.

- Describe the factors used in determining the discretionary bonuses and whether the CODM determines the amount of those bonuses.

Note 3. Acquisitions, Joint Ventures and Investments, page 75
Acquisitions, page 75

2.   We note in your response to comments two, three and five from our letter dated December 15, 2014 that you believe the gains recognized from each of the transactions referenced in those comments are appropriately captured within the licensing and other revenue line item to reflect how you execute your business model. Please further explain to us how you considered the definition of revenues (paragraph 78) and gains (paragraph 82) in FASB Concept Statement No. 6 to arrive at your conclusion, including why you believe that each of these transactions represent activities that constitute your ongoing major or central operations rather than peripheral or incidental transactions.

Items 2.02, 5.07 and 9.01 Form 8-K filed October 29, 2014
Exhibit 99.1

3.   We note the non-GAAP reconciliations to Free Cash Flow from Net Income, and Free Cash Flow from Cash Flow from Operations included in your Form 8-K. We further note the disclosures on page seven and twelve of your September 30, 2014 Form 10-Q, and it appears to us that a significant portion of the $44.9 million gain on sale of trademarks for

the nine months ended September 30, 2014 (page six) remains due to the Company from its joint venture partner, LF Asia, in the form of a note receivable and was not received in cash as of September 30, 2014. Please tell us whether your free cash flow measure for the nine months ended September 30, 2014 includes the non-cash portion of the gain on sale of trademarks, and also provide us with a reconciliation of the amounts included in the net change in balance sheet items of $53.8 million for the nine months ended September 30, 2014 that is included in the free cash flow reconciliation from cash flow from operations in your Form 8-K. To the extent that your free cash flow for the nine months ended September 30, 2014 includes any non-cash gains on the sale of trademarks, tell us why these amounts are included given your definition of free cash flow in footnote (5).

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining